EXHIBIT 99.1

Marine Harvest (OSE:MHG, NYSE:MHG):  Share purchase programme for employees in Marine Harvest

BERGEN, Norway, Dec. 09, 2016 (GLOBE NEWSWIRE) -- The Board of Directors of Marine Harvest ASA (the "Company") has resolved to offer all permanent employees in the Company and its Norwegian, Scottish and Canadian subsidiaries the opportunity to purchase shares in the Company at a discounted price.

The offer to the employees is based on the average purchasing price for the Company's shares on 8 December 2016 of NOK 150.5040 per share.

The Norwegian Tax Act §5-14 provides Norwegian employees with a right to purchase shares with a discount of up to NOK 1,500 in such offer. Based on the above, eligible employees in Norway have been given two alternative offers. Alternative 1 is the purchase of 50 shares at a value of approximately NOK 7,500 with a tax-free discount of NOK 1,500 at a purchase price around NOK 6,000. Alternative 2 is the purchase of 100 shares at a value of approximately NOK 15,000 with a tax-free discount of NOK 1,500 and a taxable discount of NOK 1,500, at a purchase price around NOK 12,000.

Eligible employees in Scotland and Canada were given the same offers, however without any element of tax-free discount.

At the end of the acceptance period, the Company had received acceptances of these offers from 590 employees for a total of 55,900 shares. In order to comply with its obligation in relation to the acceptances received, the Company has, on 8 December 2016, purchased 55,900 shares in the market at an average price of NOK 150.5040. In total 55,900 shares will be sold to the employees having accepted to participate in the share program on the terms referred to above.

In addition to the above mentioned transaction, Glenn Flanders, Chief Strategy Officer, has purchased 100 American Depositary Receipts ("ADR") at NYSE at an average price of USD 17.9231 per share. He has purchased such ADR's on the same terms and conditions offered to eligible Marine Harvest employees in Scotland and Canada.

The following primary insiders in the company have been allocated shares according to the above and have, following this and adjustments for dividends paid, the following number of shares and options in the company:

	Shares acquired	Total number of	Total options
Name	on 8 December	shares owned	allotted
Alf-Helge Aarskog (CEO)	100	38 670	2 260 865
Ivan Vindheim (CFO)	100	760	458 422
Marit Solberg (COO Farming)	100	12 913	458 422
Ola Brattvoll (COO Sales & Marketing)	100	9 331	458 422
Ben Hadfield (COO Fish Feed)	100	6 970	380 540
Øyvind Oaland (Global Director R&D)	100	4 488	51 921
Glenn Flanders (Chief Strategy Officer)	100	100	0
Anne Lorgen Riise (Global Director HR)	100	458	51 921
Kristine Gramstad Wedler (Communications Director)	100	236	0
Ola Helge Hjetland (Chief Communications Officer)	100	252	0
Kim Galtung Døsvig (Investor Relations & Head of Treasury)	100	236	0
Kristian Ellingsen (Group Accounting Director)	100	100	0
Lars Eirik Hestnes (Board member, employee representative)	100	236	0
Unni Sværen (Board member, employee representative)	100	247	0

This information is subject to the disclosure requirements pursuant to section 4-2 and 5-12 of the Norwegian Securities Trading Act.

Ivan Vindheim, CFO, Mobile: +47 958 71 310
Kim Galtung Døsvig, IR Officer & Head of Treasury, Mobile: +47 908 76 339